Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: March 11, 2021

REE Automotive Announces Filing of a Registration Statement on Form F-4 in Connection With Its Proposed Business Combination with 10x Capital Venture Acquisition Corp.

(New York/ Tel Aviv – March 11, 2021) – REE Automotive (REE), a leader in e-Mobility, which recently announced its merger with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC) (“10x SPAC”), today announced that the Company has filed with the U. S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with the previously announced proposed business combination. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about REE and 10x SPAC, as well as the proposed business combination.

In February 2021, 10x Capital Venture Acquisition Corp., a publicly traded special purpose acquisition company (“SPAC”) formed by 10x Capital, entered into a merger agreement with REE Automotive, whereby the newly combined company will be listed on the NASDAQ under the new ticker symbol “REE” at closing. Completion of the transaction, expected in the second quarter of 2021, is subject to approval by REE’s shareholders, satisfaction or waiver of the closing conditions identified in the merger agreement, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

Pursuant to the merger and following the share exchanges, the combined company is expected to receive approximately $500 million in gross cash proceeds from a combination of US $201 million in cash held in 10X SPAC's trust account, assuming no public shareholders exercise their redemption rights at closing, and $300 million from a fully committed PIPE with participation from long-term strategic investors including Koch Strategic Platforms, Mahindra & Mahindra and Magna International. As a result of outsized demand, the PIPE offering was meaningfully oversubscribed and upsized. All existing shareholders and investors will continue to hold their equity ownership, including Mitsubishi Corporation, American Axle, and Musashi Seimitsu Industry. Net cash from the transaction will be used to fund growth of the combined company. Current REE shareholders will remain the majority owners of the combined company at closing.

REE offers a highly differentiated, extensively patented solution, which demonstrates clear competitive advantages over competing electric vehicle drivetrain, platform and by-wire solutions, including conventional “skateboards” and in-wheel/hub motor technology. REEplatforms are fully flat, modular and are intended to be capable of carrying more passengers, cargo and batteries compared to traditional platform builds of both internal combustion engine vehicles and conventional electric vehicles. REE’s smaller footprint and lower center of gravity will yield more volumetric efficiency and lower step-in heights. Furthermore, REE-based vehicles are expected to significantly improve key fleet operator metrics such as total cost of ownership and service uptime given the ability for rapid repair or replacement of REEcorners. REE's platforms are designed to be agnostic as to vehicle size and design, power-source and driving mode (human or autonomous). REEcorner technology is expected to enable new platforms and designs to be adopted at lower costs and with faster development times than conventional electric vehicle skateboards. Unlike in-wheel motor systems, the motors in REEcorners are fully sprung masses and are designed for increased reliability, safety, durability and serviceability. These meaningful attributes of REE are clearly evidenced and recognized by the strategic partnerships, investments and MOUs that the company has made progress on to date with significant industry players including Mitsubishi and Mahindra.

Additional information can be found here.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

About MIRA Technology Park

MIRA Technology Park is Europe’s leading mobility R&D location for developing the latest automotive technology. It is a national centre of excellence and located in the middle of the UK automotive sector, providing access to over 40 major test facilities and the UK’s most comprehensive proving ground. MIRA Technology Park is home to over 35 global OEMs, Tier 1 and specialist automotive technology companies. The purpose-designed campus creates a unique collaborative ecosystem, bringing together world-class facilities and skilled engineers, to provide a location for innovation and technological development.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10,2021.

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